HOGAN & HARTSON

SOLICITORS AND REGISTERED FOREIGN LAWYERS

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LONDON EC2R 7HJ ENGLAND

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February 16, 2005

VIA EDGAR AND HAND DELIVERY

Mara L. Ransom, Esq.

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

United States

Re:	Harmony Gold Mining Company Limited
SEC File No.: 333-120975
Request for Relief Under Rule 437 of the Securities Act of 1933

Dear Ms. Ransom:

On behalf of Harmony Gold Mining Company Limited (“Harmony”), we are responding to Comment No. 7 of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that was contained in the Staff’s letter dated February 10, 2005. Harmony expects to file Amendment No. 3 to its Registration Statement on Form F-4 (the “Registration Statement”) on or about February 17, 2005 to reflect Harmony’s revisions to the Registration Statement made in response to the Staff’s other comments.

In response to Staff Comment No. 7, Harmony hereby requests a waiver from the requirement for the consent of the independent public registered accountants of Gold Fields Limited (“Gold Fields”). As indicated in the affidavit attached hereto, submitted by Harmony to the Staff on the date hereof, subsequent to the announcement, but prior to commencement, of Harmony’s exchange offer for Gold Fields, Harmony sent a letter dated November 30, 2004 to Gold Fields’ independent accountants, PricewaterhouseCoopers Inc. (“PwC”), requesting, among other things, that such independent accountants consent to the incorporation by reference of their audit report on the financial statements of Gold Fields included in Gold Fields’ Annual Report on Form 20-F for the fiscal year ended June 30, 2004 (the “PwC Consent”). On December 3, 2004, PwC responded to Harmony in writing and stated that it would not be able to provide the PwC Consent on the basis that Gold Fields would not allow PwC to perform update audit procedures necessary to enable PwC to provide such consent.

AFFILIATED WITH HOGAN & HARTSON LLP

WASHINGTON, DC

BERLIN MUNICH BRUSSELS LONDON PARIS BUDAPEST PRAGUE WARSAW MOSCOW BEIJING TOKYO

NEW YORK BALTIMORE McLEAN MIAMI DENVER BOULDER COLORADO SPRINGS LOS ANGELES

Hogan & Hartson is a multi-national partnership of solicitors and registered foreign lawyers regulated by the Law Society.

Solicitors: John M. Basnage (also qualified in New York, USA); Christopher Berry; Colin W. Craik (also qualified in New York, USA and the Czech Republic); Jennifer G. Donohue; Austen E. Hall;

Sean P. Harrison; Jonathan Ivinson; Hywel Jones; Daniel H. Maccoby (also qualified in the District of Columbia, USA); Garry J. Pegg; Richard M. Temple and Nicola Walker.

Registered Foreign Lawyers: Raymond J. Batla, Jr. (District of Columbia, USA); Prentiss E. Feagles (District of Columbia, USA); George A. Hagerty (Colorado, District of Columbia and New York, USA);

Jeffrey M. Hurlburt (District of Columbia, Iowa, New York, USA); Elizabeth L. Katkin (District of Columbia and California, USA); Peter E. Kohl (Minnesota, USA);

Susan S. Namkung (District of Columbia, Massachusetts and Virginia, USA) and Winston Maxwell (Paris, France and New York, USA)

On January 14, 2005, Harmony delivered a second letter to PwC requesting that PwC reconsider its position and deliver the PwC Consent. On January 15, 2005, PwC responded to Harmony in writing, again stating that it would not be able to provide the PwC Consent on the basis that Gold Fields would not allow PwC to perform update audit procedures necessary to enable PwC to provide such consent.

On January 27, 2005 Harmony delivered a third letter to PwC requesting the PwC Consent. On January 27, 2005, Harmony also delivered a letter to the board of directors of Gold Fields requesting the board of directors to confirm that it had no objection to PwC performing audit procedures necessary to enable PwC to provide the PwC Consent and that the board of directors would instruct PwC accordingly.

On January 28, 2005, PwC responded to Harmony in writing and stated that it would not be able to provide the PwC Consent on the basis that Gold Fields continued to refuse to permit PwC to perform the update audit procedures necessary to enable PwC to provide such consent.

On February 4, 2005, Harmony delivered a fourth written request to PwC for the PwC Consent, indicating that it had expressly requested Gold Fields’ cooperation. On the same date, Harmony delivered a second letter to the board of directors of Gold Fields urging the board of directors to reconsider its refusal to permit PwC to perform the necessary update audit procedures and to instruct PwC accordingly.

Having no response from PwC or Gold Fields to its February 4, 2005 letters, most recently, Harmony delivered a fifth letter to PwC on February 10, 2005 advising PwC of its prior correspondence with Gold Fields and asking PwC, to the extent that Gold Fields subsequently determines to cooperate with Harmony’s request, to deliver the PwC Consent to Harmony at its earliest convenience. On the same date, Harmony delivered a third letter to the board of directors of Gold Fields urging the board of directors to reconsider its refusal to permit PwC to perform the necessary update audit procedures and to instruct PwC accordingly. Harmony also informed Gold Fields in that letter that unless it heard from Gold Fields by the end of business on February 14, 2005, it would be forced to conclude that Gold Fields had determined to prevent PwC from performing, or had expressly instructed PwC not to perform, the procedures necessary for PwC to provide the PwC Consent.

On February 14, 2005, PwC responded to Harmony in writing and stated that it would not be able to provide the PwC Consent on the basis that Gold Fields continued to refuse to permit PwC to perform the update audit procedures necessary to enable PwC to provide such consent.

Gold Fields has not responded to any of Harmony’s letters. Harmony notes that Gold Fields has advised its shareholders not to accept Harmony’s offer, has taken numerous actions to frustrate Harmony’s offer and has made numerous public statements in opposition to Harmony’s offer.

As a result of the foregoing, Harmony submits that it is unable to obtain and file the consent of the independent accountants of Gold Fields and therefore respectfully requests that the Commission grant Harmony relief under Rule 437 of the Securities Act. Harmony’s affidavit attesting as to the foregoing, as well as copies of correspondence prepared and received by Harmony in relation thereto, are annexed to this letter.

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As the Staff has been advised on several occasions, timing is truly of the essence with respect to the exchange offer. It is critical that Harmony clear the Staff’s review process as quickly as possible so that the Registration Statement may be declared effective on or prior to 5.00 p.m., New York City time, on February 24, 2005. The Staff is reminded that pursuant to rule 28.7 of the South African Securities Regulation Code on Takeovers and Mergers, the condition of Harmony’s offer that the Registration Statement be declared effective by the Commission must be satisfied no later than such time, otherwise Harmony’s offer will lapse.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned or Elizabeth L. Katkin at 011-44-20-7367-0200. In addition, if the Staff should determine that it is not appropriate at this time to grant the requested relief, we would appreciate the opportunity to meet with the Staff to discuss this matter.

We thank the Staff in advance for its assistance.

Very truly yours,

/s/ John M. Basnage

John M. Basnage

Enclosures

cc:	Brian V. Breheny, Esq., Chief

Office of Mergers & Acquisitions

Division of Corporation Finance

Paul M. Dudek, Esq., Chief

Office of International Corporate Finance

Division of Corporation Finance

Craig C. Olinger, Deputy Chief Accountant

Office of the Chief Accountant

Division of Corporation Finance

Elizabeth L. Katkin, Esq., Hogan & Hartson